Exhibit 3.1(a)

CERTIFICATE OF AMENDMENT TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

PRIVETERRA ACQUISITION CORP.

Priveterra Acquisition Corp. (the “Corporation”), a corporation organized and existing under the by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1.	The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on November 17, 2020 (the “Original Certificate”).

2.	A second amended and restated certificate of incorporation was filed with the Secretary of State of the State of Delaware on February 8, 2021 (the “Amended and Restated Certificate”).

3.	This Amendment to the Amended and Restated Certificate, which amends the provisions of the Amended and Restated Certificate, was duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

4.	The Corporation’s Certificate of Correction amended all references in the Amended and RestatedCertificate from “18 months” to “24 months” and was filed with the Secretary of State of the State ofDelaware on August 19, 2022.

5.	The text of Section 9.1(b) of Article IX of the Amended and Restated Certificate is here by amended and restated to read in its entirety as follows:

“Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 21, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 30 months from the closing of the Offering and (iii) the redemption of shares in connection with a vote seeking to amend such provisions of this Second Amended and Restated Certificate as described in Section 9.7. Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

6.	The text of Section 9.2(d) of Article IX of the Amended and Restated Certificate is here b yamended and restated to read in its entirety as follows:

“In the event that the Corporation has not consummated an initial Business Combination within 30 months from the closing of the Offering, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its working capital requirements (subject to an annual limit of $500,000) (less taxes payable and up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.”

7.	The text of Section 9.7 of Article IX of the Amended and Restated Certificate is hereby amended and restated to read in its entirety as follows:

“Section 9.7. Additional Redemption Rights. If, in accordance with Section 9.1(a), any amendment is made to this Second Amended and Restated Certificate (a) to modify the substance or timing of the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination within 30 months from the date of the closing of the Offering or (b) with respect to any other material provisions of this Second Amended and Restated Certificate relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes, divided by the number of then outstanding Offering Shares; provided, however, that any such amendment will be voided, and this Article IX will remain unchanged, if any stockholders who wish to redeem are unable to redeem due to the Redemption Limitation.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation to be duly executed in its name and on its behalf by an authorized officer as of February 10, 2023.

/s/ Robert J. Palmisano
Robert J. Palmisano
Chief Executive Officer and Chairman